Exhibit 4.1

Consulting and Subscription Agreement

THIS CONSULTING AND SUBSCRIPTION AGREEMENT (the “Agreement”) entered into as of November 5, 2004, by and between E Med Future, Inc., a Nevada corporation (the “Company”), and Kenneth A. Jackson (“Consultant”).

RECITALS:

A. Consultant possesses certain experience, knowledge and expertise related to the Company, its business operations, strategy and/or regulatory requirements.

B. The Consultant has performed consulting services as an independent contractor for the Company and a subsidiary of the Company.

C. Consultant has indicated to the Company a desire and willingness to accept stock of the Company for Consultant’s services upon the terms and conditions set forth below.

Accordingly, in consideration of the foregoing premises and the mutual covenants, promises and representations contained herein, the parties hereby agree as follows:

1. Engagement. The Company hereby engages Consultant, and Consultant does hereby accept the engagement, to render advice and assistance as the director of research and development with respect to coordinating customer service and research and development for the Company, and as the Company and Consultant may otherwise define, by agreement, from time to time.

2. Duties. Consultant’s duties hereunder shall require Consultant to be available at the reasonable request of the Company to render advice and assistance, in the areas of customer service, product research and development and other matters within Consultant’s expertise.

3. Assignment of Rights. Consultant hereby assigns and agrees to assign to the Company or its designee all of his right, title and interest in all inventions, developments and discoveries relating to the Company’s business made or conceived by Consultant while retained by the Company, including, without limitation, the NeedleZap dental parking station and butterfly needle burner (collectively, “Developments”). Consultants will fully disclose all Developments to the Company when made. Consultant agrees to cooperate fully with the Company at all times in connection with the assignment, protection, maintenance and enforcement of the Developments.

4. Compensation. The Company agrees to pay to Consultant, as full compensation for Consultant’s availability, labors, efforts, services, covenants and agreements provided herein, consulting fees in the amount of 300,000 shares of the Company’s common stock.

5. Independent Contractor. The parties mutually acknowledge that Consultant is not an employee of the Company for any purpose whatsoever, but is and shall be at all times an independent contractor. The Company shall not have control over Consultant as to the location of Consultant’s place of business, the employment of personnel, or the manner or means of the performance of his duties and responsibilities hereunder (except as specifically provided in this Agreement). As an independent contractor, all expenses for the operation of Consultant’s activities, including without limitation, insurance, employees (including the withholding and payment of all applicable taxes with respect to employees), office rent, supplies, telephone, facsimile and taxes shall be borne by Consultant.

6. Covenants of Consultant. Consultant acknowledges that the work which Consultant may perform may provide Consultant with access to confidential information belonging to the Company in connection with the performance by Consultant of Consultant’s duties pursuant to this Agreement, and that the Company would not enter into this Agreement but for the covenants of Consultant contained in this paragraph. Accordingly, Consultant covenants and agrees to receive all confidential information of the Company in strict confidence and to take all reasonable steps to guard against unauthorized disclosure or dissemination of the confidential information.

7. Acknowledgement of the Company. The Company acknowledges that the availability of the Consultant to provide services hereunder is of particular value to the Company and further acknowledges that the amounts due Consultant hereunder are, in all events, payable to Consultant without regard to the number, volume or duration of the services actually performed or time actually expended by Consultant during the term of this Agreement.

8. Termination. Upon instruction by the Company: (i) Consultant shall immediately thereupon cease and desist from acting on behalf of the Company in any manner whatsoever; and (ii) Consultant shall return to the Company any documents, forms, written information, or other data provided by the Company to Consultant during the course and operation of this Agreement, including both confidential information and information which is not confidential.

9. Assignment. This Agreement is a personal services contract and it is expressly agreed that the rights and interests of Consultant and the Company hereunder may not be sold, transferred, assigned, pledged or hypothecated.

10. Severability. In case any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein.

11. Governing Law. This Agreement and all provisions hereunder shall be governed by and construed in accordance with the substantive law of the State of Ohio.

12. Amendment. This Agreement may not be changed orally, but may be amended, superseded, cancelled or modified, and the terms hereof may be waived, only by an instrument in writing signed by each of the parties, or, in the case of a waiver, signed by the party against whom enforcement of such waiver is being sought.

13. Entire Agreement. This Agreement embodies the entire agreement and understanding between the Company and Consultant with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect thereof.

IN WITNESS WHEREOF, the parties have hereunto executed this Agreement on the date first set forth above.

E MED FUTURE, INC.

/s/ D. Dane Donohue
By Dane D. Donohue, Executive Vice President

/s/ Kenneth A. Jackson
Kenneth A. Jackson

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